Exhibit (d)(ii)

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

This Amendment to the Investment Advisory Agreement (this “Amendment”) is made and entered into on December 14, 2016, by and between Lattice Strategies Trust, a Delaware statutory trust organized on April 15, 2014 (the “Trust”), on behalf of its series listed on Schedule A attached hereto (each a “Fund” and collectively, the “Funds”), and Lattice Strategies LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust and the Advisor entered into that certain Investment Advisory Agreement dated July 29, 2016 (the “Advisory Agreement”);

WHEREAS, the Trust and the Advisor desire to amend the terms of the Advisory Agreement; and

WHEREAS, capitalized terms not otherwise defined in this Agreement have the meanings assigned to them in the Advisory Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows, in each case effective January 1, 2017:

1.	Subsection 3(b) of the Advisory Agreement is deleted in its entirety and replaced with the following:

(b)          The Advisor agrees to pay all expenses of the Trust, except for: (i) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) extraordinary expenses; (iv) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; and (v) the advisory fee payable to the Advisor hereunder. The payment or assumption by the Advisor of any expense of the Trust that the Advisor is not required by this Agreement to pay or assume shall not obligate the Advisor to pay or assume the same or any similar expense of the Trust on any subsequent occasion.

2.	A new Subsection 3(c) of the Advisory Agreement is added as follows:

(c)          The Advisor agrees to waive the fee payable in respect of a Fund pursuant to Subsection 3(a) hereof as set forth in Schedule A if such Fund invests all (or substantially all) of its assets in a single, registered open-end management investment company as part of a “master-feeder” structure in accordance with Section 12(d)(1)(E) under the 1940 Act.

3.	Schedule A is amended and restated as set forth in the attachment to this Amendment.

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Exhibit (d)(ii)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and the year first written above:

LATTICE STRATEGIES TRUST		LATTICE STRATEGIES LLC

/s/ Darek Wojnar		/s/ Walter F. Garger

By:	Darek Wojnar, President	By:	Walter F. Garger, General Counsel

Exhibit (d)(ii)

SCHEDULE A

to

INVESTMENT ADVISORY AGREEMENT

Name of Fund	Fee Rate
Hartford Multifactor Developed Markets (ex-US) ETF	0.39%
Hartford Multifactor Emerging Markets ETF	0.59%
Hartford Multifactor US Equity ETF	0.29%
Hartford Multifactor Global Small Cap ETF	0.55%
Hartford Multifactor REIT ETF	0.45%
Hartford Multifactor Low Volatility US Equity ETF	0.29%
Hartford Multifactor Resilient International Equity ETF	0.39%

As Amended, Effective January 1, 2017